Exhibit 99.1

Scotiabank to Acquire MD Financial Management and Enter into Affinity Agreement with the Canadian Medical Association, Announces Common Share Offering

Transaction enhances Scotiabank's ability to provide
comprehensive wealth services to physicians across Canada

/NOT FOR RELEASE OR DISSEMINATION IN THE UNITED STATES/

TORONTO, May 31, 2018 /CNW/ - Scotiabank and the Canadian Medical Association (CMA) today announced that Scotiabank will acquire MD Financial Management (MD), Canada's leading provider of financial services to physicians and their families, with more than $49 billion in assets under management and administration (the "Acquisition"). The purchase price of $2.585 billion is payable in cash at the closing of the Acquisition. A public offering of 19.7 million common shares at $76.15 per share on a bought deal basis for gross proceeds of $1.50 billion (the "Offering") will fund a portion of the purchase price for the Acquisition.

At the closing of the Acquisition, Scotiabank and CMA will enter into a 10-year collaboration pursuant to which CMA will exclusively promote Scotiabank as the preferred provider of financial products and services to physicians and their families in Canada and, as part of the arrangement, both parties will jointly support philanthropic initiatives and other programs for physicians and the communities they serve.

"MD has served the distinct financial needs of Canada's physician community for decades and has delivered strong results," said Brian Porter, President and CEO at Scotiabank. "Through this transaction, MD clients will benefit from a greatly expanded range of financial solutions, including access to expertise across our wealth and asset management businesses. We look forward to providing customized banking services to a wider segment of the physician community in support of their unique needs."

"In tandem with this Acquisition, we are also pleased to enter into an affinity agreement with the CMA," added James O'Sullivan, Group Head, Canadian Banking. "Under the terms of this agreement, Scotiabank will invest $115 million over the next ten years to support the advancement of the medical profession and health care in Canada. Scotiabank has a strong tradition of supporting the medical community and is proud to substantially enhance that commitment to help underscore CMA's strategic vision of a vibrant profession and a healthy population."

"We are confident that Scotiabank will deliver a strong future for MD Financial Management and its clients, and we're excited to work with them through an unprecedented 10-year collaboration to deliver a better future of health for physicians and their patients," said CMA Board Chair, Dr. Brian Brodie.

"With its existing capabilities in investment management and digital banking, its track record of philanthropy, and its team-based approach to wealth management that addresses the entirety of a client's life, Scotiabank is the best possible partner to help continue MD's proud history of meeting the specific needs of Canada's physicians and their families," said Brian Peters, MD's President and Chief Executive Officer.

Additional details of the Acquisition:
Scotiabank's Common Equity Tier 1 capital ratio will be impacted by approximately 30 basis points.

MD Financial Management will operate as a distinct, stand-alone brand within Scotia Wealth Management, with its existing people and management team in place.

Subject to regulatory approvals and closing conditions, the Acquisition is expected to close in fiscal Q4 2018.

Scotiabank's Global Banking and Markets Division and J.P. Morgan acted as financial advisor to Scotiabank on the Acquisition while Torys LLP acted as Scotiabank's legal advisor.

Additional details of the Offering:
Scotiabank has agreed to sell the 19.7 million common shares ("the Common Shares") to a syndicate of underwriters led by Scotia Capital Inc. (and together with the other members of the syndicate, the "Underwriters") on a bought deal basis. Scotiabank has granted to the Underwriters an option to purchase up to an additional 3.0 million Common Shares, which option is exercisable, in whole or in part, by the Underwriters any time up to 5:00 p.m. (Toronto time) on a date that is 30 days after the closing date of the Offering. The maximum gross proceeds raised under the Offering will be $1.73 billion should the over-allotment option be exercised in full.

Closing of the Offering is expected to occur on or after June 8, 2018. The net proceeds will be used by Scotiabank to fund a portion of the purchase price for the Acquisition of MD.

The Common Shares will be issued in Canada by way of a prospectus supplement that will be filed with the securities regulatory authorities in Canada under Scotiabank's July 7, 2016 base shelf prospectus.  The Common Shares to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

Conference call:
A conference call will take place today at 4:30 p.m. ET.  Interested parties are invited to access the call live, in listen-only mode, by telephone at (647) 794-1828 or toll-free at 1(888)632-5004, Passcode 052905# (please call five to 15 minutes in advance). In addition, an audio webcast with accompanying slide presentation may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the Acquisition by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available between May 31, 2018 and June 15, 2018, by calling 647-436-0148 or 1-888-203-1112 (North America toll free) and entering the access code 1926951#.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, Europe and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 89,000 employees and assets of over $926 billion (as at April 30, 2018), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @Scotiabank.

About MD Financial Management
MD Financial Management has one main goal: to help Canada's physicians achieve financial well-being.

MD has more than $49 billion in assets under administration and is dedicated to serving Canada's physicians and their families. MD provides financial products and services, the MD Family of Funds and investment counselling services through the MD Group of Companies.

About the Canadian Medical Association
The Canadian Medical Association unites 85,000 physicians and physicians-in-training on national health and medical matters. Formed in Quebec City in 1867, the CMA's rich history of advocacy led to some of Canada's most important health policy changes. As we look to the future, the CMA will focus on advocating for a healthy population and a vibrant profession.

Forward-Looking Statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document with respect to Scotiabank's proposed acquisition of MD, including related initiatives under the affinity agreement, Scotiabank's funding plans, and in other statements regarding Scotiabank's objectives, strategies to achieve those objectives, the regulatory environment in which Scotiabank operates, anticipated financial results (including those in the area of risk management), and the outlook for Scotiabank's businesses. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond Scotiabank's control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. For more information, see the "Risk Management" section of Scotiabank's 2017 Annual Report.

Except as required by law, Scotiabank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf. Additional information relating to Scotiabank, including Scotiabank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/May2018/31/c5538.html

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For further information: For investor enquiries only: Adam Borgatti, Vice President, Investor Relations, (416) 866-5042, Adam.Borgatti@scotiabank.com; For media enquiries only: Adam Miller, Global Communications, 416-620-7536, Adam.Miller@scotiabank.com

CO: Scotiabank

CNW 16:10e 31-MAY-18